March 6, 2009

DIRECT DIAL: 212-451-2250
Email: afreedman@olshanlaw.com

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:       Ms. Peggy Kim
Ms. Laura Crotty

Re:	LCA-Vision, Inc.
DFAN14A filed on February 24, 2009
Filed by The LCA-Vision Full Value Committee et al.
File No. 000-27610

Dear. Ms. Kim and Ms. Crotty,

We acknowledge receipt of the letter of comment dated February 26, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with the members of The LCA-Vision Full Value Committee (the “Committee”) and provide the following response on the Committee’s behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A.  Our responses are numbered to correspond to your comments.

Enclosed herewith for your review please find a revised Slide 21 of the February 24th presentation materials in response to your comment.  We will promptly proceed to refile the soliciting materials filed on DFAN 14A on February 24, 2009 if you have no further comments to the proposed revisions.

Please contact the undersigned with any comments or questions it may have.

Very truly yours,

/s/ Andrew Freedman

Andrew Freedman, Esq.

cc:           Steven Wolosky, Esq.
Olshan, Grundman, Frome, Rosenweig & Wolosky LLP

Stephen N. Joffe, M.D.
Craig Joffe

2.2 WHY US?

	PROPOSED	CURRENT
KEY LEADERSHIP QUALITIES	JASON MOGEL, ESQ.	Chair of Nominating and Governance Committee JOHN GUTFREUND
Governance Credibility	YES	NO
Law Degree	YES	NO
Barred by SEC Order From Holding Position as Chairman or CEO With Any Regulated Entity	NO	YES
IRS Issues	NO	YES

www.LCAVisionFullValueCommittee.com | nasdaq: LCAV | 21